UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

FOR THE MONTH OF APRIL 2008
COMMISSION FILE NUMBER: 001-33602

HLS SYSTEMS INTERNATIONAL, LTD.
(Translation of registrant's name into English)
10 Jiancaicheng Middle Road
Xisanqi, Haidian District
Beijing, People's Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                         No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

HLS Systems International, Ltd. has been informed that on March 19, 2008, Advance Pacific Holdings Limited ("APH") and Wang Changli, individually and on behalf of the parties which had previously been shareholders of Gifted Time Holdings, Limited ("GTH"), (which is now a wholly owned subsidiary of HLS), entered into a Dismissal Agreement. The Dismissal Agreement resulted in:

1)	The dismissal and termination of the agreement by which APH acquired the GTH shares from the shareholders,
2)
The assignment to the former shareholders of GTH of the shares of HLS stock held by APH and the rights to additional shares (the "Earnout Shares") issuable under the Stock Purchase Agreement between APH and Chardan North China Acquisition Corporation in the event specified after-tax operating profit goals are met, and

3)	The termination and cancellation of the $200 million note issued by APH in connection with its acquisition of the GTH shares.

As a result, the 22,200,000 shares of HLS held by APH have been transferred to a series of companies beneficially owned by the following persons:

Name	Number of Shares	Percentage Ownership of HLS[1]
Xu Shengheng	4,898,652	11.68%

Mei Qinglin	1,224,552	2.92%

Luo An	2,016,648	4.81%

Wang Changli	6,441,108	15.36%

Qiao Li	3,536,904	8.43%

Song Xuesong	4,082,136	9.73%

TOTAL	22,200,000	52.93%
_______________________________
1 Based on 41,942,614 shares outstanding.

HLS understands that the former shareholders of GTH (who are required to file) and APH intend to file schedules 13D or 13G to report such changes, pending in some instances receipt of EDGAR codes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

.

HLS SYSTEMS INTERNATIONAL, LTD

By:	/s/ Wang Changli
Name:	Wang Changli
Title:	President and Chief Executive Officer

Date: April 25, 2008